UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SMX (Security Matters) Public Limited Company (the “Company”) previously announced that, on December 1, 2025, it entered into a Standby Equity Purchase Agreement, as amended pursuant to an Amendment and Addendum to Standby Equity Purchase Agreement dated December 9, 2025 (as so amended, the “Purchase Agreement”), with institutional investors (each, an “Investor” and collectively, the “Investors”) to issue and sell to (a) each of the Investors, promissory notes (each, a “Note” and collectively, the “Notes”), for aggregate gross proceeds to the Company of $16.5 million, and (b) one of the Investors (the “Equity Line Investor”), up to $100 million worth of the Company’s ordinary shares in an equity line of credit (the “Equity Line”). The transactions contemplated by the Purchase Agreement originally closed on December 3, 2025, with a second closing having occurred on December 24, 2025. Accordingly, the Company, as of December 24, 2025, issued Notes to the Investors with an aggregate principal (including a 20% original issue discount) of $20,625,000. In addition, the Company issued 51,296 of its ordinary shares as consideration for the Equity Line Investor’s commitment under the Equity Line (the “Facility Fee”).

RBW Capital Partners LLC (a division of Dawson James Securities, Inc.) (the “Placement Agent”) acted as placement agent for the offering, and the Company paid the Placement Agent an aggregate cash fee equal to 8.0% of the gross proceeds received by the Company from the sale of the Notes, or $1,320,000, plus expenses.

The resale of the Company’s ordinary shares (a) issued as the Facility Fee, (b) that may be issued upon conversion of the Notes and (c) that may be issued pursuant to the Equity Line, are registered pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-292153) declared effective by the SEC on December 29, 2025.

This Report on Form 6-K is not an offer to sell or the solicitation of an offer to buy securities of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer